Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 18, 2005

Item 3

News Release

The press release was issued on April 18, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd, is very pleased to announce the results from Hole B-329 drilled on the Bisha Main deposit that intersected massive sulphides an outstanding 8.4% Zn over 128.4 meters. This hole provides further positive indication of the continued growth potential of the Bisha Main massive sulphide deposit to depth.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 18, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

BISHA MAIN – 128 M OF MASSIVE SULPHIDES INCLUDING  12.74% ZN OVER 83.9 METERS

April 18, 2005

Nevsun Resources Ltd, is very pleased to announce the results from Hole B-329 drilled on the Bisha Main deposit that intersected massive sulphides an outstanding 8.4% Zn over 128.4 meters. Included in the intersection were 0.66 g/t Au, 49.1 g/t Ag, 0.96% Cu and 0.32% Pb. The sulphide mineralization extended from down hole depths of 288.6 to 417.0 meters.

From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar
288.6	417.0	128.4	0.66	49.1	0.96	0.32	8.4	-66
including
288.6	372.5	83.9	0.72	62.0	0.92	0.49	12.74
372.5	417.0	44.5	0.56	22.9	1.05	0.30	0.30

The intersection is comprised of two distinct zones of massive sulphides. An upper sphalerite rich zone that assays 0.72 g/t Au, 62.0 g/t Ag, 0.92% Cu, 0.49% Pb and 12.74% Zn over 83.9 meters followed by a copper enriched zone that returned 0.56 g/t Au, 22.9 g/t Ag, 1.05% Cu, 0.30% Pb and 0.30% Zn over 44.5 meters. Zinc assays are cut to 30%.

The hole was drilled on section 1715550 and represents one of the deepest intersections on the deposit to date (a vertical depth of 385 meters). Hole B-212 drilled in 2004 intersected 0.61 g/t Au, 56.9 g/t Ag, 0.62% Cu, 0.43% Pb and 8.45% Zn over 58.5 meters a further 75 meters to the south, at a similar depth.

The intersection in Hole B-329 represents the style of mineralization that makes Bisha a world class VMS deposit. It is a depth extension to the mineralization on section 1715550 and extends the deepest intersection of the resource northwards. This hole provides further positive indication of the continued growth potential of the Bisha Main massive sulphide deposit to depth.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Forward-looking statements in this release include statements regarding positive indications of growth potential of the Bisha deposit.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-11.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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